COLE CREDIT PROPERTY TRUST III, INC.

SUPPLEMENT NO. 6 DATED FEBRURARY 26, 2009

TO THE PROSPECTUS DATED OCTOBER 15, 2008

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust III, Inc. dated October 15, 2008, Supplement No. 1 dated October 31, 2008, Supplement No. 2 dated November 19, 2008, Supplement No. 3 dated December 12, 2008, Supplement No. 4 dated January 6, 2009 and Supplement No. 5 dated January 20, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the status of the offering of shares in Cole Credit Property Trust III, Inc.

Status of Our Public Offering

Our initial public offering of 250,000,000 shares of common stock was declared effective on October 1, 2008 and we commenced offering shares to the public on December 17, 2008. Of these shares, we are offering 230,000,000 shares in a primary offering and have reserved and are offering 20,000,000 shares pursuant to our distribution reinvestment plan. As of February 25, 2009, we had accepted investors’ subscriptions for, and issued, 5,981,550 shares of our common stock in the offering, resulting in gross proceeds of approximately $59.8 million. We have a special escrow account for subscriptions from residents of Pennsylvania. The conditions of that special escrow account have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until October 1, 2010, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by October 1, 2010, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.